Vizsla Now Has Seven Drill Rigs Turning at the Copala-Panuco Silver Gold District in Mexico

(VZLA-TSX-V)

VANCOUVER, BC, Feb. 17, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that an additional two drill rigs have arrived to site bringing the total rig count to seven at the Copala-Panuco project ("Panuco" or the "Project") in Sinaloa, Mexico.

The Company completed over 28,000 metres of drilling at the Project last year and plans to complete over 40,000 metres of diamond drilling in H1 of 2021. The Company is primarily focusing on resource drilling at the Napoleon discovery including systematic 100m centred drilling along the length of the 2.5km long Napoleon vein corridor and advanced drilling at both the Tajitos vein corridor and the Cordon del Oro vein corridor.

CEO Michael Konnert stated, "Vizsla has had success drilling high-grade silver and gold at the Copala-Panuco district. Our goal is to drill a near-term resource at Napoleon, where we recently doubled the depth extension. We will continue to demonstrate the upside at Tajitos and Cordon del Oro and to show that the plethora of other targets across the district have the capacity for high- grade mineralization. The technical team at the Project continues to succeed with the drill bit and we believe the addition of two drill rigs will continue to benefit the Project. We are well funded and now have one of Mexico's most aggressive exploration programs."

Currently, Vizsla has the following rig locations:

Napoleon Vein Corridor: Four rigs along the vein with two focused on resource drilling deeper and to the south of Napoleon and two focused on systematic drilling between the Napoleon and Papayo areas

Cinco Senores Vein Corridor: One rig turning at Tajitos, focused on extending the mineralization discovered to date

Cordon del Oro: Two rigs turning, focused on discovery at depth at the Aguita Zarca zone

In addition to the aggressive drilling, the Company is undertaking new methods of discovery at the Project to demonstrate even further regional upside at the district.

The Company has drilled intervals of sub-massive to massive sulphide associated with high grades of precious and base metals. This mineralization is interpreted to represent a very fertile pulse in the formation of these veins. The Company is commencing a trial ground electromagnetic (EM) survey in these three areas because if the bodies of massive sulphide are continuous, they may represent strong geophysical targets. If the program is successful, the Company has a tool for the Napoleon and Cinco Senores zones to specifically target high-grade targets along the broader vein corridors.

The Company will also commence a detailed drone magnetic survey in March to improve mapping and vein interpretations. Magnetic susceptibility measurements and historic data indicates veins form linear demagnetised corridors through the host rocks which the survey will map with high resolution.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Stock Options

The Company would like to announce that it has granted 2,138,000 options to directors, officers, employees and consultants at a strike price of $1.50. They are exercisable for a period of five years and they will vest over the next two years. They are subject to the policies of the TSX Venture Exchange.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslaresources.com

CO: Vizsla Silver Corp.

CNW 07:00e 17-FEB-21